Exhibit 10.32 - June 29, 2001 Amendment to the Amended and Restated Revolving Credit, Equipment Loan, Term Loan and Security Agreement dated as of September 29, 2000

June 29, 2001

MCMS, Inc.
16399 Franklin Road
Nampa, Idaho 83687
Attention: Chris Anton

Dear Mr. Anton:

Reference is made to that certain Amended and Restated Revolving Credit, Equipment Loan, Term Loan and Security Agreement dated as of September 29, 2000 (as same may be amended, restated, modified or supplemented from time to time, the "Loan Agreement") among MCMS, Inc. ("Borrower"), the financial institutions which are now or hereafter become a party thereto (collectively, the "Lenders"), PNC Bank, National Association ("PNC"), as a Lender and as co-lead arranger and administrative agent for Lenders (PNC in such capacity, the "Administrative Agent"), Lehman Commercial Paper Inc. ("LLPI") as a Lender and as documentation agent for Lenders and agent for Term Loan B Lenders (in such capacity "Term Loan B Agent"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

At the present time, certain Events of Default have occurred and are continuing under the Loan Agreement. Although Administrative Agent and Lenders are not presently taking any immediate action with respect to the above-mentioned Events of Default, they are reserving all of their rights and remedies. In consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree that the following defined terms in the Loan Agreement are amended in their entirety to provide as follows:

"Maximum Facility Advance Amount" shall mean $70,000,000.

"Maximum Facility Amount" shall mean the difference between (i) $62,000,000 minus (ii) repayments of the Equipment Loans.

"Maximum Revolving Advance Amount" shall mean $52,000,000.

Except as expressly specifically provided herein, all of the representations, warranties, terms, covenants and conditions of the Loan Agreement shall continue to be and shall remain, in full force and effect in accordance with their respective terms. The amendments set forth herein shall be limited precisely as provided herein and shall not be deemed an amendment of, consent to or modification of any other term or provision of the Loan Agreement or of any transaction or future action on Borrower's part requiring the consent of Administrative Agent, Term Loan B Agent and/or any Lender under the Loan Agreement.

This letter may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement. Any signature delivered by a party via facsimile shall be deemed to be an original signature thereto.

If you are in agreement with the foregoing, kindly execute this letter in the space provided below and return same to the undersigned. This letter shall become effective upon receipt by Administrative Agent of six (6) copies of this letter executed by Borrower, Lenders and Guarantors.

Very truly yours,

PNC BANK, NATIONAL ASSOCIATION,
as Administrative Agent and Lender

By:_____
    Name:
    Title:

FLEET CAPITAL CORPORATION

By:_____
    Name:
    Title:

IBJ WHITEHALL BUSINESS CREDIT CORPORATION

By:_____
    Name:
    Title:

THE CIT GROUP/BUSINESS CREDIT, INC.

By:_____
    Name:
    Title:

ACCEPTED AND AGREED TO:

MCMS, INC.

By:_____
    Name:
    Title:

MCMS CUSTOMER SERVICES, INC.

By:_____
    Name:
    Title:

MCMS HOLDINGS, LLC

By:_____
    Name:
    Title: